August 31, 2023

U.S Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Abe Friedman Doug Jones

Re:	Envestnet, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 28, 2023 Form 10-Q for the Fiscal Quarter Ended March 31, 2023 filed May 5, 2023 File No. 001-34835

Dear Staff:

Thank you for your letter dated August 1, 2023 setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2022, filed by Envestnet, Inc. (the “Company”) on February 28, 2023 and Form 10-Q for the fiscal quarter ended March 31, 2023 filed May 5, 2023.

We appreciate the effort that went into the Staff’s comments. We have reproduced each of the Staff’s comments below and have provided our responses following each comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 54

1.	You make the following adjustments in computing each of your non-GAAP measures “adjusted EBITDA” and “adjusted net income” – (i) restructuring charges and transaction costs, (ii) severance, (iii) litigation and regulatory related expenses, (iv) loss allocations from equity method investments, and (v) income/loss attributable to non-controlling interest, and additionally cash interest – convertible notes for adjusted net income. Each adjustment is made for each year of the three years presented, except for cash interest – convertible notes which appears to have been incurred only in the two most recent periods. All of these adjustments continue to be made for these non-GAAP measures in the interim period ended March 31, 2023. Please explain to us how these adjustments comply with Question 100.01 of our Compliance and Disclosure Interpretations “Non-GAAP Financial Measures,” as these appear to be normal, recurring items, many of which appear to have involved or will involve cash. In particular, (a) explain why it is appropriate to adjust net income for cash interest associated with convertible notes, (b) describe and quantify the items included in restructuring and transaction costs, (c) quantify each of litigation and regulatory related expenses, and explain why regulatory expenses are excluded when it appears these are necessary given the nature of your business, (d) explain your rational for excluding from net income amounts associated with equity method investments, and (e) explain the relevance to net income of excluding results attributable to non-controlling interest.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. We have explained below the rationale for each of the adjustments and why such adjustments are not misleading and are not normal, recurring, cash operating expenses necessary for the Company to operate its business on an ongoing basis. The Company further believes fully disclosing, explaining and reconciling these items as part of its presentation of Adjusted EBITDA and Adjusted Net Income provides a more complete understanding of ongoing operations, enhances comparability of current results to prior periods, is useful for investors to analyze the Company’s financial performance and eliminates the impact of certain items that may obscure trends in the underlying performance of the Company’s business.

As requested by the Staff, below is a description and quantification of items included in restructuring and transaction costs (in thousands):

	2020	2021	2022
Restructuring related costs	$7,336	$2,535	$25,939
Transaction, acquisition and integration related costs	10,410	14,359	5,143
System integration costs	1,637	1,596	4,059
Total restructuring charges and transaction costs	$19,383	$18,490	$35,141

Restructuring related costs: The Company’s restructuring costs are related to significant, distinct enterprise-wide strategic initiatives and can vary significantly from year to year depending upon the specifics of each initiative. In 2020, as a result of the impact to our operations from the COVID-19 pandemic, the Company closed several offices in the United States (Page 37 in Form 10-K for Fiscal Year December 31, 2020). As a result of a change in leadership due to the unexpected passing of our Chief Executive Officer, in 2021 we announced that we would be accelerating our investment in our ecosystem, to fulfill our strategy of 1) capturing more of the addressable market; 2) modernizing the digital engagement marketplace; and 3) opening up our technology platform. As a result of these investments, we incurred certain non-recurring third-party costs primarily the restructuring of our Data & Analytics operations as well as closure of certain offices in India and the United States. Specifically, in 2022 we entered into an outsourcing arrangement with Tata Consulting Services (“TCS”) whereby the Company outsourced certain administrative and operational services of the Envestnet Data & Analytics business located in Bangalore, India (Page 41 in Form 10-K for Fiscal Year December 31, 2022) and as a result, we incurred certain one-time costs related to this outsourced arrangement, including the closure of its office in Bangalore, India (Page 40 in Form 10-K for Fiscal Year December 31, 2022). In addition, we also closed three additional offices in the United States. These costs are outside of the business’s normal operations and including these costs would create a lack of comparability between periods. Accordingly, we believe that excluding the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading.

Transaction, acquisition and integration related costs: The Company has excluded certain third-party acquisition costs (including legal, accounting and due diligence costs) and integration related costs to allow more comparable comparisons of our financial results to our historical operations. Such transaction, acquisition and integration costs vary in amount due to factors specific to each transaction and acquisition. As a result, these costs lack predictability as to amount, occurrence and/or timing and create a lack of comparability between periods. Accordingly, we believe that excluding the foregoing expenses from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading.

System integration costs: The Company has excluded certain non-recurring third-party consulting expenses related to the implementation of a new Enterprise Resource Planning System, specifically our accounting system which began in 2020. From the founding of the Company in 1999 through the middle of 2023, the Company used the same accounting system which was no longer supported by the vendor and required replacement. These third-party costs are infrequent and outside the ordinary course of our continuing operations. We exclude these costs to facilitate a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.

Severance Expenses: The Company excluded severance expenses from Adjusted EBITDA as it has initiated certain strategic initiatives that have reshaped its workforce. Prior to the unexpected passing of our CEO in 2019 (Page 41 in Form 10-K for Fiscal Year December 31, 2019), executive leadership changes had been infrequent due to the long tenure of our executive management team. Additionally, the outbreak of COVID-19, as well as geopolitical uncertainty and rising inflation that have contributed to significant volatility and the decline in global financial markets during 2022 were contributing factors to these decisions. These strategic initiatives include an early retirement program (Page 37 in Form 10-K for Fiscal Year December 31, 2020), an organizational realignment in 2020 (Page 37 in Form 10-K for Fiscal Year December 31, 2020), an organization realignment in 2022 (Page 41 in Form 10-K for Fiscal Year December 31, 2022) and an outsourcing arrangement with TCS tied to the accelerated investment plan as described above. The Company has also excluded severance costs related to post acquisition integration activity, including the elimination of redundant positions and/or restructuring of the acquired business operations. We believe these costs are not reflective of future ongoing operations and affect the comparability of the Company’s operational results across reporting periods.

Litigation and Regulatory Related Expenses: As requested by the Staff, below is a description of items included in litigation and regulatory related expenses. Quantification of such expenses will be provided supplementally and confidentially via letter dated the date hereof.

The Company excluded certain third-party, non-recurring litigation fees, net of insurance related reimbursements, related to the matters as described in Footnote 21 Commitments and Contingencies, Legal Proceedings (Pages 117 – 118 in the Notes to Consolidated Financial Statements in the Form 10-K for Fiscal Year Ended December 31, 2022). Historically, litigation has been infrequent and outside the ordinary course of our operations. These costs relate to two incidents over a three-year period, and thus indicative that litigation is not a reoccurring expenditure.

As described in Risk Factors (Page 27 in Form 10-K for Fiscal Year December 31, 2022), in January 2020, three members of Congress wrote to the Federal Trade Commission (the “FTC”) to request a review of the business practices of the Company’s Data & Analytics segment. In February 2020, we received a civil investigative demand from the FTC for documents and information related to our data collection, assembly, evaluation, sharing, correction and deletion practices. As a result of this matter, the Company excluded certain third-party non-recurring legal and lobbying expenses as these third-party costs are unique, infrequent and outside of the ordinary course of our continuing operations. Normal recurring internal and external legal and regulatory expenses are not included as an adjustment to adjusted EBITDA or adjusted net income.

The Company excluded the above litigation, regulatory and governance related third-party expenses to facilitate a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.

Loss allocations from equity method investments: The Company has excluded both gains and losses from our various equity method investments as those investments are not part of our core business and the ventures associated with those investments generally are start-up or early-stage businesses where we have limited influence over their operational and financial policies. In addition, the results of operations for each of these investments can vary significantly from quarter-to-quarter, are non-cash, do not represent the Company’s ongoing operating performance and creates a lack of comparability between reporting periods. Accordingly, we believe that excluding these non-cash gains and losses from these investments from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading.

Income/loss attributable to non-controlling interest: Although the Company consolidates its minority interest in a private company as a result of its ability to control this private company interest through majority representation on the board, the Company has excluded income/loss attributable to non-controlling interest as it owns a minority economic interest in the private company and this private company is a start-up business, and the results of its operations vary significantly from quarter-to-quarter and are not representative of the Company’s financial performance. Further the operations of the private company are not consolidated into the Company’s operations and its cash and other assets are not operationally accessible. Accordingly, the Company does not believe such adjustment is misleading, and the Company believes such adjustment enhances comparability of the Company’s current results of operations to its results from prior periods.

Cash interest – convertible notes for adjusted net income: Prior to January 1, 2021, the Company accounted for the effect of its convertible notes on diluted earnings per share using the treasury stock method, since they may be settled in cash, shares or a combination thereof at the Company’s option. As a result of the adoption of ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-02) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40: Accounting for Convertible Instruments and Contracts in the Entity’s Own Equity”, use of the Treasury Stock Method was no longer allowed and pursuant to the adoption of ASU 2020-06 on January 1st 2021, the Company now accounts for the effect of its convertible notes on diluted earnings per share using the if-converted method.

Subsequent to the adoption of ASU 2020-06, in order to reflect a consistent application and a more accurate comparison across reporting periods, for purposes of computing adjusted net income and adjusted net income per share, the Company always assumes the convertible notes to be fully converted for all periods presented. Therefore, cash interest for convertible notes is added to adjusted net income in accordance with the if-converted method.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 61

2.	Your analysis appears to rely on results of operations and non-cash items to explain the decrease of $133.6 million from fiscal year 2021 to fiscal year 2022. Please note that references to these items, especially noncash items, may not provide a sufficient basis to understand how operating cash actually was affected between periods. After referring to the guidance in Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350, please explain to us and disclose as appropriate the underlying factors for the decrease. In connection with this, we note the change between periods in “Accrued expenses and other liabilities” reported in the statement of cash flows of approximately $(78) million. Please explain to us and disclose as appropriate the factors underlying this change and how they contribute to the decrease in overall cash flows from operating activities between periods.

Response: The Company acknowledges the Staff’s comment. On Page 61 in the Form 10-K for Fiscal Year Ended December 31, 2022, we describe the change in net cash used in operating activities for the fiscal year 2022 compared to fiscal year 2021 as follows:

“Net cash provided by operating activities for the year ended December 31, 2022 was $117.0 million compared to net cash provided by operating activities of $250.6 million for the same period in 2021. The decrease was primarily due to an increase in pre-tax net loss period over period of $98.8 million, a decrease in the change in operating assets and liabilities of $72.3 million, which is primarily timing related, and gains on equity method investee share issuances recorded in 2022 of $9.5 million. These were partially offset by year-over-year increases in lease-related impairment charges and loss on property and equipment disposals driven by office closures of $19.3 million, noncash addbacks for depreciation and amortization expense of $12.8 million, and non-cash compensation expense of $12.3 million.”

After referring to the guidance in Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 the Company has considered further underlying factors to describe the overall decrease.

The decrease in net cash provided by operating activities of $133.5 million from fiscal year 2021 to fiscal year 2022 primarily relates to an approximate $61.2 million decrease in cash provided by our business operations and an approximate $72.3 million decrease in cash provided by operating activities due to timing of payments within our working capital accounts.

The majority of the $72.3 million decrease primarily relates to a $78.0 million decrease in cash provided within accrued expenses and other liabilities. This decrease in accrued expenses and other liabilities is primarily the result of the amount and timing of payments related to $40.1 million in investment manager fees and $46.1 million in compensation and related taxes offset by an increase of $8.2 million in other accrued expenses and other liabilities.

As a result of growth in asset-based revenues from 2020 to 2021 due to favorable financial market activity and asset flows, accrued investment manager fees increased by $38.0 million from December 31, 2020 to December 31, 2021. The accrual for investment manager fees decreased by $2.1 million from December 31, 2021 to December 31, 2022, as a result of lower asset-based revenues in the fourth quarter of 2022 compared to the fourth quarter of 2021 due to unfavorable financial market activity and asset flows. This resulted in an overall year-over-year change in cash used in operating activities related to manager fees of $40.1 million.

As a result of improved operating results in 2021 compared to 2020, the amount of accrued bonus, which is paid annually in the first fiscal quarter after year end, increased year-over-year. Accordingly, accrued compensation and related taxes, which includes accrued bonus, increased $26.5 million from December 31, 2020 to December 31, 2021. As a result of lower operating performance in 2022 compared to 2021, the amount of accrued bonus decreased year-over-year. Accordingly, accrued compensation and related taxes decreased by $19.6 million from December 31, 2021 to December 31, 2022. This resulted in an overall year-over-year change in cash used in operating activities related to accrued compensation and related taxes of $46.1 million.

In future filings, beginning with the Company’s Form 10-Q for Fiscal Quarter Ending September 30, 2023, we will enhance disclosure along the lines discussed above.

Form 10-Q for Fiscal Quarter Ended March 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.	We note you have incurred loss from operations and loss before income tax provision for each quarterly period starting with the period ended December 31, 2021 forward. Please discuss whether this is a known trend pursuant to Item 303(b)(2)(ii). In doing so, consider discussing the operational reasons for the losses, what you must do generate positive results, when you expect, if practicable, to generate positive operating results. Refer to trend information within Release Nos. 33-6635 and 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and has reviewed the guidance set forth in Item 303(b)(2)(ii) as well as Release No. 33-6635 and 33-8350. The Company believes it has adequately discussed material factors directly affecting both its revenues and expenses.

As it relates to revenue, beginning in the Form 10-Q for Fiscal Quarter Ended March 31, 2022, we discuss how macroeconomic factors are impacting financial markets, including asset prices and asset flows, and how they are directly impacting our asset-based recurring revenues.

We also discuss in our Form 10-Qs for Fiscal Quarters Ended June 20, 2022, September 30, 2022 and March 31, 2023 as well as in our Form 10-K for the Fiscal Years Ended December 31, 2021 and 2022, material actions that the Company has undertaken in order to increase operational efficiencies and to reduce our future operating expenses, while negatively impacting our operating results in the short-term. These actions include an accelerated investment plan announced in the first quarter of 2021, office closures announced in the second quarter of 2022, an organizational realignment and entry into an outsourcing arrangement announced in the fourth quarter of 2022 and a reduction in force announced in the first quarter of 2023. Additionally, in the second quarter of fiscal year 2023, we discussed the continuation of the reduction in force.

The return to positive operating results, largely depends on a combination of 1) improved industry dynamics, including overall technology and data spending by financial institutions, 2) an improvement in capital market valuations, including asset flows and redemption rates, both of which are outside of the Company’s control, and 3) a reduction in future operating expenses, as a result of the actions taken by management as discussed above.

The factors that impact our asset-based recurring revenues are difficult to predict and are described below in Risk Factors (Page 26 in Form 10-K For Fiscal Year December 31, 2022). As such, the timing of when the Company will return to positive operating results is difficult to predict.

“A substantial portion of our revenue is based on fees earned on the value of assets under management or administration. Changes in market and economic conditions could lower the value of assets on which we earn revenues and could decrease the demand for our investment solutions and services.

Asset-based fees make up a significant portion of our revenues. Asset-based fees represented 60%, 60% and 54% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. We expect that asset-based fees will continue to represent a significant percentage of our total revenues in the future. Significant fluctuations in securities prices may materially affect the market value of the assets managed by our clients and may also influence financial advisor and investor decisions regarding whether to invest in, or maintain an investment in, a particular investment or strategy. If such market fluctuation led to less investment in the securities markets, our revenues and earnings derived from asset-based fees could be materially adversely affected. Our asset-based fees are generally calculated quarterly using the value of assets at the end of each calendar quarter. Our methodology may result in lower fees if the financial markets are down when fees are calculated, even if the market had performed well earlier in the quarter.

We provide our investment solutions and services to the financial services industry. The financial markets, and in turn the financial services industry, are affected by many factors, such as U.S. and foreign economic conditions and general trends in business and finance that are beyond our control. In the event that the U.S. or international financial markets suffer a severe or prolonged downturn, investors may choose to withdraw assets from financial advisors, which we refer to as “redemptions”, and transfer them to investments that are perceived to be more secure, such as bank deposits and Treasury securities, and on which we might not earn fees. For example, in early 2022 continuing through the fourth quarter of 2022, the financial markets experienced a broad downturn, our redemption rates were higher than our historical average, and our results of operations, financial condition and business were materially adversely affected. A continued downturn in financial markets or increased levels of asset withdrawals could have a material adverse effect on our results of operations, financial condition or business. Historically, redemption rates have typically increased during periods where there has been a significant downturn in financial markets. Any potential decline in assets on which we earn fees would not necessarily be proportional to, and in total, could be greater than the overall market decline.”

The Company advises the Staff that in future filings, beginning with the Company’s Form 10-Q For the Fiscal Quarter Ending September 30, 2023, the Company will continue to discuss the factors impacting the Company and actions taken by management to improve its operational efficiency and reduce future operating expense and will enhance its disclosures by linking these factors with our actions to return to operational profitability in a clear manner.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 38

4.	You disclose net cash used in operating activities for the current period. Please discuss the operational reasons for this condition and explain how you intend to meet your cash requirements and maintain operations. Also address whether this is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release No. 33-6635 and 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and has considered the guidance set forth in Item 303 of Regulation S-K and Release Nos. 33-6635 and 33-8350.

Our working capital is affected by timing of payments related to several items, including but not limited to, employee incentives, payments to vendors and cash collections from our clients.

In Form 10-Q for Fiscal Quarter Ended March 31, 2023, Page 49, we disclosed net cash used in operating activities for the current period and stated that this was primarily due to timing of payments within our working capital items.

For the three months ended March 31, 2023, the primary operational reason for net cash used in operating activities was due to timing of payments within our working capital accounts; most notably due to an annual bonus payment made during the quarter for amounts accrued for as of the prior year-end, a delay in cash collections, primarily related to one major client, and a prepayment made during the quarter for our annual Advisor Summit which occurred during the second quarter, partially offset by an increase in cash collections for annual subscriptions.

Additionally, as disclosed on page 38 in the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2023, “We plan to use existing cash as of March 31, 2023, cash generated in the ongoing operations of our business and amounts under out Revolving Credit Facility to fund our current operations, capital expenditures and possible acquisition or other strategic activity, and to meet our debt service obligations. If the cash generated in the ongoing operations of our business is insufficient to fund these requirements, we may be required to borrow under our Revolving Credit Facility or incur additional debt to fund our ongoing operations or to fund potential acquisitions or other strategic activities.”

We will continue to actively manage our cash balances by making decisions regarding the amounts, timing and manner in which cash is generated and used in order to ensure we are able to meet our cash, capital and liquidity requirements and maintain operations for both short and long term.

In future filings, beginning with the Company’s Form 10-Q for the Fiscal Quarter Ending September 30, 2023, we will provide additional analysis regarding operational reasons for cash used in operations, as well as enhanced discussion on how we intend to meet our cash requirements and maintain operations. Additionally, we will discuss any known trends in cash provided by or used in operations and will provide related disclosures.

The following represents an example of the presentation and discussion that we propose to include in future filings, specifically the Liquidity and Capital Resources section in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, using the three months ended March 31, 2023 for illustrative purposes:

“As of March 31, 2023, we had total cash and cash equivalents of $52.7 million compared to $162.2 million as of December 31, 2022. Historically, the three months ended March 31 is our lowest quarter of cash provided by operating activities, primarily due to the payment of annual bonuses accrued in one fiscal year, paid during the three months ended March 31 in the subsequent year.

As a result of the annual bonus paid during the three months ended March 31, 2023 as well as lower cash collections in the three months ended March 31, 2023, primarily a result of the timing of a large receivable from a significant customer, which subsequently has been collected, and a pre-payment made during the three months ended March 31, 2023 for our annual Advisor Summit which occurred during the three months ended June 30, 2023, resulted in cash used in operating activities. Based upon our cash forecast for the remaining nine months of fiscal 2023, we expect our cash provided by operating activities to improve compared to the three months ended March 31, 2023.

We plan to use existing cash as of March 31, 2023, cash generated in the ongoing operations of our business and amounts under our Revolving Credit Facility to fund our current operations, capital expenditures and possible acquisitions or other strategic activity, and to meet our debt service obligations. If the cash generated in the ongoing operations of our business is insufficient to fund these requirements, we may be required to borrow under our Revolving Credit Facility or incur additional debt to fund our ongoing operations or to fund potential acquisitions or other strategic activities. As of March 31, 2023, we had $500.0 million available to borrow under our revolving credit facility.”

In connection with these responses, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosures in response to staff comments do not preclude the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer